EXHIBIT 1

Information Concerning the Executive Officers and Directors of NutraCea

The following table sets forth the name, position and present principal occupation of each director and executive officer of NutraCea. Each person’s business address is 1241 Hawk’s Flight Court, El Dorado Hills, California 95762. Each of the persons identified below is a citizen of the United States of America.

Name	Position and Present Principal Occupation

Patricia McPeak	Chief Executive Officer, Chairman of the Board, and Director

Brad Edson	President and Director

Margie Adelman	Senior Vice President and Corporate Secretary

James Kluber	Interim Chief Financial Officer

Eliot Drell	Director Director, Gastroenterology Medical Clinic, Folsom, California

Ernie Bodai, M.D.	Director Director of Breast Surgical Services at Kaiser Permanente in Sacramento, California

David Bensol	Director

Exhibit 1-1